Exhibit 99.2



Senior Housing Properties Trust
Fourth Quarter 2014
Supplemental Operating and Financial Data

Rio Las Palmas
877 East March Lane, Stockton, CA
Independent Living Facility
Tenant: Five Star Quality Care, Inc.
Living Units: 164

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS

	PAGE/EXHIBIT

WARNING CONCERNING
FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR BELIEF THAT THE AGING U.S. POPULATION WILL INCREASE THE DEMAND FOR EXISTING SENIOR LIVING COMMUNITIES,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR SENIOR LIVING COMMUNITIES SUCCESSFULLY,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND COMPANIES TO WHICH RMR PROVIDES MANAGEMENT SERVICES, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS AND MANAGERS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTHCARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS ON US, ON OUR TENANTS AND MANAGERS AND ON THEIR ABILITY TO PAY OUR RENTS AND RETURNS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, RMR, AIC, D&R YONKERS LLC, SELECT INCOME REIT, OR SIR, AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - MATERIAL WEAKNESSES IN ITS INTERNAL CONTROLS,
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
  - INCREASES IN INSURANCE AND TORT LIABILITY AND OTHER COSTS,
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS, AND
  - INSUFFICIENT ACCESS TO CAPITAL AND FINANCING,
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN MAY BE INCREASED TO UP TO $2.2 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY ANDTERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN TERMS AND CONDITIONS AND PAYMENT OF A FEE. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,
- THE MARGINS USED TO DETERMINE THE INTEREST RATE ON OUR REVOLVING CREDIT FACILITY AND TERM LOAN AND THE FACILITY FEE WE PAY ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE,
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING SALES OR ACQUISITIONS AND ANY RELATED MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, CAPITAL COSTS TO LEASE AND OPERATE OUR PROPERTIES, WORKING CAPITAL REQUIREMENTS AND DEBT SERVICE OBLIGATIONS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE, AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH FIVE STAR, RMR, AIC, D&R YONKERS LLC, SIR AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, OR NATURAL DISASTERS.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

14100 Magellan Plaza, Maryland Heights, MO
Medical Office Building
Tenant: Magellan Health
Square Feet: 232,521





COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,050 properties located in 48 states, Washington, D.C., Puerto Rico and Canada. In addition to managing SNH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S. and Select Income REIT, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers, and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $19 billion as of December 31, 2014. We believe that being managed by RMR is a competitive advantage for SNH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-



COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of December 31, 2014) ($ in 000) [1]:

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment [2]	% of Total Investment	Q4 2014 NOI [3]	% of Q4 2014 Total NOI
Independent living [4]	63	15,352		$ 1,947,723	31.3%	$ 44,686	30.7%
Assisted living [4]	154	11,424		1,367,947	21.9%	32,824	22.6%
Nursing homes [4]	44	4,638		200,506	3.2%	5,938	4.1%
Subtotal senior living communities	261	31,414		3,516,176	56.4%	83,448	57.4%
Medical office buildings (MOBs) [5]	98	9,141,724	sq. ft.	2,543,948	40.7%	57,537	39.5%
Wellness centers	10	812,000	sq. ft.	180,017	2.9%	4,518	3.1%
Total	369			$ 6,240,141	100.0%	$ 145,503	100.0%

Operating Statistics by Tenant / Managed Properties (as of December 31, 2014) ($ in 000) [1]:

	Number of Properties	Number of Units/Beds or Square Feet		Q4 2014 NOI [3]	Tenant / Managed Properties Operating Statistics [6]: Rent Coverage	Occupancy
Five Star	181	20,003		$ 53,387	1.21x	84.4%
Sunrise Senior Living, Inc. / Marriott [7]	4	1,619		5,232	1.96x	92.0%
Brookdale Senior Living, Inc.	18	894		4,016	2.56x	94.5%
6 private senior living companies (combined)	12	1,620		2,720	1.94x	85.3%
Subtotal triple net leased senior living communities	215	24,136		65,355	1.34x	85.4%
Managed senior living communities [8]	46	7,278		18,093	NA	88.3%
Subtotal senior living communities	261	31,414		83,448	1.34x	86.0%
MOBs [5]	98	9,141,724	sq. ft.	57,537	NA	95.9%
Wellness centers	10	812,000	sq. ft.	4,518	2.03x	100.0%
Total	369			$ 145,503	1.39x	

(1) Excludes properties classified in discontinued operations as well as properties sold during the periods presented.

(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of December 31, 2014 for senior living properties classified as held for sale in the amount of $1,530, which are included in Other Assets on the Condensed Consolidated Balance Sheets.

(3) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.

(4) Properties are categorized by the type of living units/beds which constitute the largest number of the total living units/beds at the property.

(5) These 98 MOB properties are comprised of 122 buildings.

(6) Operating data for multi-tenant MOBs are presented as of December 31, 2014; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended September 30, 2014, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of

(7) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases.

(8) These 46 senior living communities are managed by Five Star and include properties leased to our taxable REIT subsidiaries, or TRSs. The occupancy for the twelve month period ended or, if shorter, from the dates of acquisitions through December 31, 2014, was 88.5%.



COMPANY PROFILE (continued)

Property Mix[1]
(based on Q4 2014 NOI)[2]



3%
31%
39%
23%
4%
Independent living
Assisted living
Nursing homes
MOBs
Wellness centers

Geographic Diversification[1]
(based on 12/31/14 Carrying Value of Investment)[3]



VA 3%
NY 3%
PA 3%
GA 4%
MD 5%
WI 5%
TX 7%
CA 10%
FL 10%
MA 17%
28 Other States + D.C.
33%

(1) Excludes properties classified in discontinued operations as well as properties sold during the periods presented.
(2) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.
(3) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of December 31, 2014 for senior living properties classified as held for sale in the amount of $1,530, which are included in Other Assets on the Condensed Consolidated Balance Sheets.



INVESTOR INFORMATION

Board of Trustees

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405,
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Kimberly Brown, Director, Investor Relations, at
(617) 796-8237, or kbrown@snhreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
Juan Sanabria
(646) 855-1589
juan.sanabria@baml.com

RBC Capital Markets
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

Jefferies & Company
Omotayo Okusanya
(212) 336-7076
tokusanya@jefferies.com

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351
bernsted@stifel.com

JMP Securities
Peter Martin
(415) 835-8904
pmartin@jmpsecurities.com

UBS
Ross Nussbaum
(212) 713-2484
ross.nussbaum@ubs.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

Wells Fargo Securities
Todd Stender
(212) 214-8067
todd.stender@wellsfargo.com

Raymond James
Collin Mings
(727) 567-2585
collin.mings@raymondjames.com

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor's
George Skoufis
(212) 438-2608
george.skoufis@standardandpoors.com

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION

2555 East Camelback Road, San Antonio, TX
Medical Office Building
Tenant: Medtronic
Square Feet: 145,025





KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Shares Outstanding:					
Common shares outstanding (at end of period)	203,910	203,873	203,756	188,188	188,168
Weighted average common shares outstanding during period - basic	203,742	203,647	199,830	188,026	187,271
Weighted average common shares outstanding during period - diluted [1]	203,754	203,675	199,867	188,045	187,414
Common Share Data:					
Price at end of period	$ 22.11	$ 20.92	$ 24.29	$ 22.47	$ 22.23
High during period	$ 23.08	$ 24.50	$ 24.60	$ 22.96	$ 25.35
Low during period	$ 20.72	$ 20.87	$ 21.82	$ 20.70	$ 21.66
Annualized dividends paid per share [2][3]	$ 1.56	$ 1.56	$ 1.56	$ 1.56	$ 1.56
Annualized dividend yield (at end of period) [2][3]	7.1%	7.5%	6.4%	6.9%	7.0%
Annualized Normalized FFO multiple (at end of period) [4]	12.3x	11.9x	14.1x	13.1x	12.9x
Annualized net operating income (NOI) [5] / total market capitalization	8.0%	7.6%	6.6%	7.4%	8.1%
Market Capitalization:					
Total debt (book value)	$ 2,800,704	$ 2,762,283	$ 2,765,654	$ 1,934,326	$ 1,892,764
Plus: market value of common shares (at end of period)	4,508,450	4,265,023	4,949,233	4,228,584	4,182,975
Total market capitalization	$ 7,309,154	$ 7,027,306	$ 7,714,887	$ 6,162,910	$ 6,075,739
Total debt / total market capitalization	38.3%	39.3%	35.8%	31.4%	31.2%
Book Capitalization:					
Total debt	$ 2,800,704	$ 2,762,283	$ 2,765,654	$ 1,934,326	$ 1,892,764
Plus: total shareholders' equity	2,952,407	2,984,215	3,029,581	2,740,718	2,776,989
Total book capitalization	$ 5,753,111	$ 5,746,498	$ 5,795,235	$ 4,675,044	$ 4,669,753
Total debt / total book capitalization	48.7%	48.1%	47.7%	41.4%	40.5%

(1) Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with RMR, if any.

(2) The amounts stated are based on the amounts paid during the periods.

(3) On January 12, 2015, we declared a quarterly common share dividend of $0.39 per share ($1.56 per year annualized) payable on or about February 24, 2015 to shareholders of record on January 23, 2015.

(4) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(5) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.



KEY FINANCIAL DATA (Continued)

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Selected Balance Sheet Data:					
Total assets	$ 5,968,269	$ 5,989,122	$ 6,016,855	$ 4,778,668	$ 4,764,666
Total liabilities	$ 3,015,862	$ 3,004,907	$ 2,987,274	$ 2,037,950	$ 1,987,677
Gross book value of real estate assets [1]	$ 6,238,611	$ 6,184,068	$ 6,167,692	$ 5,283,335	$ 5,263,625
Total debt / gross book value of real estate assets [1]	44.9%	44.7%	44.8%	36.6%	36.0%
Selected Income Statement Data:					
Total revenues [2]	$ 229,809	$ 216,873	$ 206,708	$ 191,497	$ 200,336
NOI [3]	$ 145,541	$ 134,167	$ 126,922	$ 113,695	$ 123,351
NOI margin [4]	63.3%	61.9%	61.4%	59.4%	61.6%
Adjusted EBITDA [5]	$ 128,548	$ 127,375	$ 122,152	$ 110,356	$ 110,474
Net income	$ 45,288	$ 37,112	$ 37,659	$ 38,580	$ 72,206
Normalized FFO [6]	$ 91,264	$ 89,585	$ 86,591	$ 80,122	$ 80,525
Common distributions paid [7] [8]	$ 79,515	$ 79,469	$ 73,397	$ 73,386	$ 73,386
Per Share Data:					
Net income (basic and diluted)	$ 0.22	$ 0.18	$ 0.19	$ 0.21	$ 0.38
Normalized FFO (basic and diluted) [6]	$ 0.45	$ 0.44	$ 0.43	$ 0.43	$ 0.43
Common distributions paid [7] [8]	$ 0.39	$ 0.39	$ 0.39	$ 0.39	$ 0.39
Normalized FFO payout ratio (basic and diluted) [6] [7] [8]	86.7%	88.6%	90.7%	90.7%	90.7%
Coverage Ratios:					
Adjusted EBITDA [5] / interest expense	3.6x	3.5x	3.6x	3.8x	3.8x
Total debt / annualized Adjusted EBITDA [5]	5.4x	5.4x	5.7x	4.4x	4.3x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) During the fourth quarters of 2014 and 2013, we recognized $10.2 million and $9.2 million of percentage rent for the years ended December 31, 2014 and 2013, respectively.

(3) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.

(4) NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.

(5) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(6) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(7) The amounts stated are based on the amounts paid during the periods.

(8) On January 12, 2015, we declared a quarterly common share dividend of $0.39 per share ($1.56 per year annualized) payable on or about February 24, 2015 to shareholders of record on January 23, 2015.



CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)

	As of December 31, 2014	As of December 31, 2013
ASSETS		
Real estate properties:		
Land	$ 683,979	$ 623,756
Buildings, improvements and equipment	5,554,632	4,639,869
	6,238,611	5,263,625
Less accumulated depreciation	983,850	840,760
	5,254,761	4,422,865
Cash and cash equivalents	27,594	39,233
Restricted cash	10,544	12,514
Deferred financing fees, net	30,549	27,975
Acquired real estate leases and other intangible assets, net	472,788	103,494
Other assets	172,033	158,585
Total assets	$ 5,968,269	$ 4,764,666
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 80,000	$ 100,000
Unsecured term loan	350,000	-
Senior unsecured notes, net of discount	1,743,628	1,093,337
Secured debt and capital leases	627,076	699,427
Accrued interest	20,046	15,839
Assumed real estate lease obligations, net	122,826	12,528
Other liabilities	72,286	66,546
Total liabilities	3,015,862	1,987,677
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
220,000,000 shares authorized, 203,910,305 and 188,167,643 shares issued		
and outstanding at December 31, 2014 and December 31, 2013, respectively	2,039	1,881
Additional paid in capital	3,825,063	3,497,590
Cumulative net income	1,353,622	1,194,985
Cumulative other comprehensive income	3,329	8,412
Cumulative distributions	(2,231,646)	(1,925,879)
Total shareholders' equity	2,952,407	2,776,989
Total liabilities and shareholders' equity	$ 5,968,269	$ 4,764,666

CONDENSED CONSOLIDATED BALANCE SHEETS

Senior Housing Properties Trust
Supplemental Operating and Financial Data, December 31, 2014



CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Revenues:				
Rental income [1]	$ 149,364	$ 122,912	$ 526,703	$ 459,380
Residents fees and services [2]	80,445	77,424	318,184	302,058
Total revenues	229,809	200,336	844,887	761,438
Expenses:				
Property operating expenses	84,268	76,985	324,564	299,878
Depreciation	50,257	38,554	185,391	153,026
General and administrative	10,696	8,042	38,946	32,657
Acquisition related costs	1,957	788	4,607	3,378
Impairment of assets	(10)	2,314	(10)	7,989
Total expenses	147,168	126,683	553,498	496,928
Operating income	82,641	73,653	291,389	264,510
Interest and other income	89	99	425	711
Interest expense	(35,901)	(29,284)	(135,114)	(117,819)
Loss on early extinguishment of debt	(12)	-	(12)	(797)
Income from continuing operations before income tax expense and equity in earnings of an investee	46,817	44,468	156,688	146,605
Income tax expense	(74)	(195)	(576)	(600)
Equity in earnings of an investee	28	115	87	334
Income from continuing operations	46,771	44,388	156,199	146,339
Discontinued operations:				
(Loss) income from discontinued operations	(123)	1,281	1,362	5,043
Impairment of assets from discontinued operations	(4,260)	(9,714)	(4,377)	(37,610)
Income before gain on sale of properties	42,388	35,955	153,184	113,772
Gain on sale of properties	2,900	36,251	5,453	37,392
Net income	$ 45,288	$ 72,206	$ 158,637	$ 151,164
Weighted average common shares outstanding (basic)	203,742	188,017	198,868	187,271
Weighted average common shares outstanding (diluted)	203,754	188,168	198,894	187,414
Basic and diluted income from continuing operations per common share	$ 0.24	$ 0.43	$ 0.81	$ 0.98
Basic and diluted loss from discontinued operations per common share	$ (0.02)	$ (0.05)	$ (0.01)	$ (0.17)
Basic and diluted net income per common share	$ 0.22	$ 0.38	$ 0.80	$ 0.81
Additional Data:				
General and administrative expenses / total revenues	4.7%	4.0%	4.6%	4.3%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%	0.7%	0.7%
Percentage rent, estimated [3]	$ (7,600)	$ (6,800)	$ -	$ -
Non-cash stock based compensation, estimated	$ 1,309	$ 470	$ 4,994	$ 1,957
Lease termination fees included in rental income	$ -	$ 4	$ -	$ 11
Capitalized interest expense	$ -	$ -	$ -	$ -
Continuing Operations:				
Straight-line rent included in rental income [1]	$ 2,857	$ 1,832	$ 9,663	$ 7,245
Lease Value Amortization included in rental income [1]	$ 1,211	$ (863)	$ 2,322	$ (3,555)
Amortization of deferred financing fees and debt discounts	$ 1,611	$ 1,483	$ 6,319	$ 6,042
Discontinued Operations:				
Straight-line rent included in rental income [1]	$ -	$ (8)	$ 9	$ (165)
Lease Value Amortization included in rental income [1]	$ -	$ -	$ -	$ (101)
Amortization of deferred financing fees and debt discounts	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities. See also footnote (3) below.

(2) Forty-six (46) senior living communities are managed by Five Star and include properties leased to our TRSs. We recognize residents fees and services as services are provided.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in our calculation of Normalized FFO for each of the first three quarters of the year, and the fourth quarter Normalized FFO calculation excludes the amounts that had been included during the first three quarters. During the fourth quarters of 2014 and 2013, we recognized $10.2 million and $9.2 million of percentage rent for the years ended December 31, 2014 and 2013, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)



	For the Year Ended	
	12/31/2014	12/31/2013
Cash flows from operating activities:		
Net income	$ 158,637	$ 151,164
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	185,391	153,825
Net amortization of debt discounts, premiums and deferred financing fees	6,319	6,042
Straight line rental income	(9,672)	(7,080)
Amortization of acquired real estate leases and other intangible assets	(2,322)	3,656
Loss on early extinguishment of debt	12	797
Impairment of assets	4,367	45,599
Gain on sale of properties	(5,453)	(37,392)
Equity in earnings of an investee	(87)	(334)
Change in assets and liabilities:		
Restricted cash	1,970	(3,082)
Other assets	(1,102)	(11,051)
Accrued interest	4,207	82
Other liabilities	8,634	4,477
Cash provided by operating activities	350,901	306,703
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(1,225,770)	(193,303)
Real estate improvements	(64,754)	(52,270)
Investment in Affiliates Insurance Company	(825)	-
Proceeds from sale of properties	27,325	92,550
Cash used for investing activities	(1,264,024)	(153,023)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	322,807	261,813
Proceeds from issuance of unsecured senior notes, net of discount	648,915	-
Proceeds from unsecured term loan	350,000	-
Proceeds from borrowings on revolving credit facility	570,000	275,000
Repayments of borrowings on revolving credit facility	(590,000)	(365,000)
Repayment of other debt	(86,432)	(36,371)
Payment of deferred financing fees	(8,039)	(3,326)
Distributions to shareholders	(305,767)	(288,945)
Cash provided by (used for) financing activities	901,484	(156,829)
Decrease in cash and cash equivalents:	(11,639)	(3,149)
Cash and cash equivalents at beginning of period	39,233	42,382
Cash and cash equivalents at end of period	$ 27,594	$ 39,233
Supplemental cash flow information:		
Interest paid	$ 124,588	$ 111,695
Income taxes paid	155	600
Non-cash investing activities:		
Acquisitions funded by assumed debt	(15,630)	(12,266)
Non-cash financing activities:		
Assumption of mortgage notes payable	15,630	12,266
Issuance of common shares	4,823	2,541



DEBT SUMMARY [1]

(dollars appearing in the table below are in thousands)
As of December 31, 2014

	Coupon Rate	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Unsecured revolving credit facility (LIBOR + 130 b.p.) [4]	1.433%	1.433%	$ 80,000	1/15/2018	$ 80,000	3.0
Unsecured term loan (LIBOR + 140 b.p.) [5]	1.556%	1.556%	350,000	1/15/2020	350,000	5.0
Weighted average rate / total unsecured floating rate debt	**1.533%**	**1.533%**	**$ 430,000**		**$ 430,000**	**4.7**
Unsecured Fixed Rate Debt:						
Senior notes due 2016	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	1.0
Senior notes due 2019	3.250%	3.250%	400,000	5/1/2019	400,000	4.3
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	5.3
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	7.0
Senior notes due 2024	4.750%	4.750%	250,000	5/1/2024	250,000	9.3
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	27.6
Weighted average rate / total unsecured fixed rate debt	**5.089%**	**5.089%**	**$ 1,750,000**		**$ 1,750,000**	**9.8**
Weighted average rate / total unsecured debt	**4.388%**	**4.388%**	**$ 2,180,000**		**$ 2,180,000**	**8.8**
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgage - secured by 1 property	6.015%	2.460%	29,362	3/1/2015	29,227	0.2
Mortgage - secured by 1 property	5.650%	5.650%	4,914	6/1/2015	4,867	0.4
Mortgages - secured by 3 properties	5.660%	5.660%	12,479	7/11/2015	12,326	0.5
Mortgage - secured by 1 property	5.880%	5.880%	2,728	7/11/2015	2,687	0.5
Mortgage - secured by 1 property	5.810%	2.880%	6,353	10/1/2015	6,175	0.8
Mortgage - secured by 1 property	5.810%	5.810%	4,403	10/11/2015	4,325	0.8
Mortgages - secured by 1 property	5.640%	5.640%	52,000	1/1/2016	52,000	1.0
Mortgage - secured by 1 property	5.970%	5.970%	6,243	4/11/2016	6,082	1.3
Mortgages - secured by 2 properties	5.924%	5.924%	85,085	11/1/2016	79,415	1.8
Mortgage - secured by 1 property	6.250%	6.250%	12,184	11/11/2016	11,820	1.9
Mortgage - secured by 1 property	5.860%	3.070%	5,625	3/11/2017	5,401	2.2
Mortgages - secured by 8 properties [6]	6.540%	6.540%	44,687	5/1/2017	42,334	2.3
Mortgage - secured by 1 property	6.150%	4.180%	11,059	8/1/2017	10,578	2.6
Mortgage - secured by 1 property	6.730%	4.730%	9,195	4/1/2018	8,328	3.3
Mortgage - secured by 17 properties	6.710%	6.710%	288,519	9/1/2019	266,704	4.7
Mortgage - secured by 1 property [7]	7.310%	7.310%	2,723	1/1/2022	41	7.0
Mortgage - secured by 1 property [7]	7.850%	7.850%	1,345	1/1/2022	21	7.0
Mortgage - secured by 1 property	6.280%	5.170%	15,318	7/1/2022	10,744	7.5
Capital leases - 2 properties	7.700%	7.700%	12,770	4/30/2026	-	11.3
Mortgage - secured by 1 property	6.250%	6.250%	3,348	2/1/2033	26	18.1
Mortgage - secured by 1 property	5.950%	5.950%	9,205	8/1/2037	1,211	22.6
Mortgage - secured by 1 property	4.375%	4.375%	4,594	9/1/2043	23	28.7
Weighted average rate / total secured fixed rate debt	**6.371%**	**6.057%**	**$ 624,139**		**$ 554,335**	**4.0**
Weighted average rate / total debt	**4.829%**	**4.759%**	**$ 2,804,139**		**$ 2,734,335**	**7.7**

(1) We assumed secured fixed rate debt of $30.0 million with a weighted average interest rate of 4.7% encumbering two properties in connection with our acquisition of 23 MOBs (23 buildings) in January 2015. As these debt assumptions occurred after December 31, 2014, they are not reflected in the above table.

(2) Includes the effect of mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(3) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(4) Represents amount outstanding under our $750.0 million revolving credit facility at December 31, 2014. At our option and the payment of a fee and subject to our meeting certain other terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(5) Represents amount outstanding under our $350.0 million term loan at December 31, 2014. Our term loan is prepayable without penalty at any time.

(6) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages with a weighted average interest rate of 6.50%. The weighted average interest rate on these mortgages is 6.54%.

(7) These two mortgages are secured by the same property.



DEBT MATURITY SCHEDULE [(1)]

(dollars appearing in the table below are in thousands)
As of December 31, 2014

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt [(2)]	Total
2015	$ -	$ -	$ 71,541	$ 71,541
2016	-	250,000	160,660	410,660
2017	-		65,941	65,941
2018	80,000 [(3)]	-	16,197	96,197
2019	-	400,000	271,757	671,757
2020	350,000 [(4)]	200,000	2,847	552,847
2021	-	300,000	3,082	303,082
2022	-		12,988	12,988
2023	-	-	1,968	1,968
Thereafter	-	600,000	17,158	617,158
	$ 430,000	$ 1,750,000	$ 624,139	$ 2,804,139
Percent of total debt	15.3%	62.4%	22.3%	100.0%

(1) We assumed secured fixed rate debt of $30.0 million with a weighted average interest rate of 4.7% encumbering two properties in connection with our acquisition of 23 MOBs (23 buildings) in January 2015. As these debt assumptions occurred after December 31, 2014, they are not reflected in the above table.

(2) Includes $12.8 million of capital lease obligations due in April 2026.

(3) Represents amounts outstanding under our $750.0 million revolving credit facility at December 31, 2014. At our option and upon the payment of a fee and subject to our meeting other certain terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(4) Represents the outstanding balance of our unsecured term loan at December 31, 2014. Our term loan is prepayable without penalty at any time.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Leverage Ratios:					
Total debt / total market capitalization	38.3%	38.0%	35.8%	31.4%	31.2%
Total debt / total book capitalization	48.7%	48.1%	47.7%	41.4%	40.5%
Total debt / total assets	46.9%	46.1%	46.0%	40.5%	39.7%
Total debt / gross book value of real estate assets [1]	44.9%	44.7%	44.8%	36.6%	36.0%
Secured debt / total assets	10.5%	11.2%	11.2%	14.6%	14.7%
Variable rate debt / total debt	15.4%	12.7%	12.7%	7.5%	5.3%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	3.6x	3.5x	3.6x	3.8x	3.8x
Total debt / annualized Adjusted EBITDA [2]	5.4x	5.4x	5.7x	4.4x	4.3x
Public Debt Covenants [3]:					
Total debt / adjusted total assets - allowable maximum 60.0%	40.7%	40.3%	40.3%	34.6%	34.2%
Secured debt / adjusted total assets - allowable maximum 40.0%	9.1%	9.7%	9.8%	12.5%	12.6%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.75x	3.69x	3.75x	3.99x	3.96x
Total unencumbered assets to unsecured debt - required minimum 1.50x	2.65x	2.69x	2.70x	3.46x	3.59x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs, and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and per unit data)

	For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
MOB tenant improvements [1] [2]	$ 1,620	$ 2,294	$ 1,330	$ 1,807	$ 1,286
MOB leasing costs [1] [3]	2,731	907	1,291	684	541
MOB building improvements [1] [4]	830	1,813	1,862	1,172	1,806
Managed senior living communities capital improvements	1,909	2,509	2,100	2,432	2,489
Recurring capital expenditures	7,090	7,523	6,583	6,095	6,122
Development, redevelopment and other activities [5]	4,312	4,206	5,843	2,423	3,703
Total capital expenditures	$ 11,402	$ 11,729	$ 12,426	$ 8,518	$ 9,825
MOB avg. sq. ft. during period	9,142	9,143	8,928	8,713	8,682
Managed senior living communities avg. units during period	7,165	7,051	7,051	7,051	6,911
MOB building improvements per avg. sq. ft. during period	$ 0.09	$ 0.20	$ 0.21	$ 0.13	$ 0.21
Managed senior living communities capital improvements per avg. units during period	$ 266	$ 356	$ 298	$ 345	$ 360

(1) Excludes expenditures at properties classified in discontinued operations.
(2) MOB tenant improvements generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.
(3) MOB leasing costs generally include leasing related costs, such as brokerage commissions and tenant inducements.
(4) MOB building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.
(5) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property; and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.



ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2014
(dollars and sq. ft. appearing in the table below are in thousands, except per unit and per sq. ft. amounts)

Senior Living Acquisitions: [1]

Date Acquired	Location	Type of Property [2]	Number of Properties	Number of Buildings	Units	Purchase Price [3]	Purchase Price Per Unit	Initial Lease / Cap Rate [4]	Tenant
12/1/2014	Jackson, WI	Assisted Living	1	1	52	$ 7,000	$ 135	8.4%	Our TRS
12/1/2014	Madison, WI	Independent Living	1	1	176	$ 40,430	$ 230	6.8%	Our TRS
	Total/Wtd. Avg. Senior Living Acquisitions		2	2	228	$ 47,430	$ 208	7.1%	

MOB Acquisitions:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [3]	Purchase Price per Sq. Ft.	Cap Rate [4]	Weighted Average Remaining Lease Term [5]	Occupancy [6]	Major Tenant
4/10/2014	San Antonio, TX	1	1	125	$ 32,932	$ 263	8.9%	7.8	97.0%	Ear Medical Group
5/7/2014	Boston, MA	1	2	1,651	$ 1,124,031	$ 681	7.0%	14.8	100.0%	Vertex Pharmaceuticals, Inc.
1/29/2015	Various	23	23	2,170	$ 539,000	$ 248	6.4%	9.5	100.0%	Various
	Total/Wtd. Avg. MOB Acquisitions	25	26	3,946	$ 1,695,963	$ 430	6.8%	13.0		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Number of Buildings	Sale Price	Net Book Value	Book Gain on Sale
1/22/2014	Kerrville, TX	Assisted Living Facility	1	1	$ 2,400	$ 2,244	$ 156
4/17/2014	Manchester, NH	MOB	1	1	$ 5,000	$ 5,000	$ -
6/1/2014	Clintonville, WI	SNF	2	2	$ 4,500	$ 2,104	$ 2,396
6/12/2014	Greensburg, PA	MOB	1	1	$ 6,000	$ 6,000	$ -
9/12/2014	Lincoln, RI	MOB	1	1	$ 675	$ 675	$ -
10/1/2014	Richmond, VA	Assisted Living Facility	1	1	$ 2,850	$ 2,667	$ 183
10/31/2014	Yuma, AZ	Assisted Living Facility / SNF	2	2	$ 5,900	$ 3,183	$ 2,717
2/17/2015	Pittsburgh, PA	Assisted Living Facility	1	1	$ 250	$ 250	$ -
	Total Dispositions		10	10	$ 27,575	$ 22,123	$ 5,452 [7]

(1) During the quarter and year ended December 31, 2014, we purchased from Five Star, at cost, $2.0 million and $25.8 million, respectively, of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $163,000 and $2.1 million, respectively, pursuant to the terms of our leases with Five Star. These amounts are not included in the table above.

(2) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units / beds at the property.

(3) Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

(4) Represents the ratio of the estimated GAAP based annual rental income, exlcuding the impact of above and below market lease amortization, less estimated annual property operating expenses, if any, to the purchase price on the date of acquisition, excluding acquisition costs.

(5) Weighted average remaining lease term based on rental income at the time of acquisition.

(6) Occupancy based on leasable square footage as of acquisition date.

(7) The gain on sale related to the February 2015 disposition in Pittsburgh, PA will be recognized in the first quarter of 2015 when all of the costs of the sale are known.



5213 South Alston Avenue, Durham, NC
Medical Office Building
Tenant: Duke University Health System
Square Feet: 126,225

PORTFOLIO INFORMATION



PORTFOLIO SUMMARY BY PROPERTY TYPE AND TENANT [(1)]

(dollars in thousands, except investment per unit / bed or square foot)

As of December 31, 2014

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment [(2)]	% of Total Investment	Investment per Unit / Bed or Square Foot [(3)]		Q4 2014 NOI [(4)]	% of Q4 2014 Total NOI
Property Type:									
Independent living [(5)]	63	15,352	$	1,947,723	31.3%	$ 126,871	$	44,686	30.7%
Assisted living [(5)]	154	11,424		1,367,947	21.9%	$ 119,743		32,824	22.6%
Nursing homes [(5)]	44	4,638		200,506	3.2%	$ 43,231		5,938	4.1%
Subtotal senior living communities	261	31,414		3,516,176	56.4%	$ 111,930		83,448	57.4%
MOBs [(6)]	98	9,141,724 sq. ft.		2,543,948	40.7%	$ 278		57,537	39.5%
Wellness centers	10	812,000 sq. ft.		180,017	2.9%	$ 222		4,518	3.1%
Total	369		$	6,240,141	100.0%		$	145,503	100.0%
Tenant / Managed Properties:									
Five Star (Lease No. 1)	86	6,343	$	691,026	11.1%	$ 108,943	$	16,212	11.1%
Five Star (Lease No. 2)	49	7,044		690,939	11.1%	$ 98,089		17,895	12.3%
Five Star (Lease No. 3)	17	3,281		354,682	5.7%	$ 108,102		9,765	6.7%
Five Star (Lease No. 4)	29	3,335		390,400	6.3%	$ 117,061		9,515	6.6%
Subtotal Five Star	181	20,003		2,127,047	34.2%	$ 106,336		53,387	36.7%
Sunrise Senior Living, Inc. / Marriott [(7)]	4	1,619		126,326	2.0%	$ 78,027		5,232	3.6%
Brookdale Senior Living, Inc.	18	894		61,122	1.0%	$ 68,369		4,016	2.8%
6 private senior living companies (combined)	12	1,620		96,419	1.5%	$ 59,518		2,720	1.9%
Subtotal triple net leased senior living communities	215	24,136		2,410,914	38.7%	$ 99,889		65,355	45.0%
Managed senior living communities [(8)]	46	7,278		1,105,262	17.7%	$ 151,863		18,093	12.4%
Subtotal senior living communities	261	31,414		3,516,176	56.4%	$ 111,930		83,448	57.4%
MOBs [(6)]	98	9,141,724 sq. ft.		2,543,948	40.7%	$ 278		57,537	39.5%
Wellness centers	10	812,000 sq. ft.		180,017	2.9%	$ 222		4,518	3.1%
Total	369		$	6,240,141	100.0%		$	145,503	100.0%

(1) Excludes properties classified in discontinued operations as well as properties sold during the periods presented.

(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of December 31, 2014 for senior living properties classified as held for sale in the amount of $1,530, which are included in Other Assets on the Condensed Consolidated Balance Sheets.

(3) Represents investment carrying value divided by the number of living units, beds or leased square feet at December 31, 2014.

(4) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP. Q4 2014 NOI presented in the table above excludes $38 of NOI related to three senior living communities formerly leased to Five Star that we sold in October 2014.

(5) Senior living properties are categorized by the type of living units or beds which constitute the largest number of the total living units/beds at the property.

(6) These 98 MOB properties are comprised of 122 buildings. Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties, and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(7) Marriott guarantees the lessee's obligations under these leases.

(8) These 46 senior living communities are managed by Five Star and include properties leased to our TRSs.



OCCUPANCY BY PROPERTY TYPE AND TENANT [1]

	For the Twelve Months Ended [2]				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Property Type:					
Independent living	87.8%	87.7%	87.6%	87.6%	87.5%
Assisted living	86.5%	86.4%	86.3%	86.4%	86.8%
Nursing homes	79.2%	79.2%	79.0%	78.8%	78.9%
Weighted average occupancy senior living communities	86.0%	86.0%	85.9%	85.8%	85.9%
MOBs [3]	95.6%	95.6%	95.0%	94.9%	95.0%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star (Lease No. 1)	84.4%	84.4%	84.4%	84.7%	85.2%
Five Star (Lease No. 2)	81.9%	81.7%	81.8%	81.8%	81.9%
Five Star (Lease No. 3)	86.9%	87.2%	87.6%	87.8%	88.2%
Five Star (Lease No. 4)	87.5%	87.4%	86.8%	86.4%	85.9%
Weighted average occupancy Five Star	84.4%	84.4%	84.4%	84.5%	84.6%
Sunrise Senior Living, Inc. / Marriott [4]	92.2%	92.0%	91.9%	92.3%	92.7%
Brookdale Senior Living, Inc.	94.5%	94.6%	94.9%	95.1%	95.3%
6 private senior living companies (combined)	85.3%	85.5%	85.3%	85.1%	84.8%
Weighted average occupancy triple net leased senior living communities	85.4%	85.3%	85.3%	85.4%	85.5%
Managed senior living communities [5]	88.3%	88.0%	87.8%	87.4%	87.4%
Weighted average occupancy senior living communities	86.0%	86.0%	85.9%	85.8%	85.9%
MOBs [3]	95.6%	95.6%	95.0%	94.9%	95.0%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations as well as properties that have been sold during the periods presented.
(2) Operating data for multi-tenant MOBs are presented as of the end of the period shown; operating data for other tenants are presented for the twelve month period ended on the dates shown, or the most recent prior twelve month period for which tenant and manager operating results are available to us.
(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants. MOB occupancy as of December 31, 2014 was 95.9%.
(4) Marriott guarantees the lessee's obligations under these leases.
(5) These 46 senior living communities are managed by Five Star and include properties leased to our TRSs. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through December 31, 2014, was 88.5%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY SENIOR LIVING TENANT (EXCLUDING MANAGED SENIOR LIVING COMMUNITIES) [1]

Tenant	For the Twelve Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Five Star (Lease No. 1)	1.12x	1.17x	1.16x	1.20x	1.24x
Five Star (Lease No. 2)	1.10x	1.11x	1.12x	1.15x	1.15x
Five Star (Lease No. 3)	1.57x	1.60x	1.61x	1.63x	1.65x
Five Star (Lease No. 4)	1.19x	1.21x	1.19x	1.18x	1.17x
Weighted average rent coverage Five Star	1.21x	1.23x	1.24x	1.26x	1.27x
Sunrise Senior Living, Inc. / Marriott [2]	1.96x	1.97x	1.91x	1.91x	1.93x
Brookdale Senior Living, Inc.	2.56x	2.52x	2.51x	2.51x	2.50x
6 private senior living companies (combined)	1.94x	1.89x	1.89x	1.94x	1.95x
Weighted average rent coverage senior living communities	1.34x	1.36x	1.36x	1.38x	1.39x
Wellness centers	2.03x	2.09x	2.13x	2.18x	2.23x
Total	1.39x	1.41x	1.41x	1.43x	1.45x

(1) Excludes properties that have been sold during the periods presented.
(2) Marriott guarantees the lessee's obligations under these leases.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges, if any, divided by rent payable to us.



TRIPLE NET LEASED SENIOR LIVING COMMUNITIES CONSOLIDATED - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended		As of and For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Number of Properties	215	221	215	221
Number of Units	24,136	24,575	24,136	24,575
Occupancy [2]	84.6%	85.3%	84.6%	85.3%
Rent Coverage [2]	1.33x	1.38x	1.33x	1.38x
NOI (Rental Income) [3]	$65,394	$66,442	$ 230,718	$ 237,209
% change	(1.6%)	--	(2.7%)	--

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended [4]		As of and For the Year Ended [5]	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Number of Properties	215	215	214	214
Number of Units	24,136	24,136	23,986	23,986
Occupancy [2]	85.4%	85.5%	85.3%	85.5%
Rent Coverage [2]	1.34x	1.39x	1.34x	1.39x
NOI (Rental Income) [3]	$65,356	$63,146	$ 227,943	$ 222,348
% change	3.5%	--	2.5%	--

(1) Includes independent and assisted living communities and nursing homes.
(2) All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended September 30, 2014 and 2013 or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(3) See Exhibits A-1, A-2, and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment.
(4) Consists of triple net leased senior living communities owned continuously since October 1, 2013.
(5) Consists of triple net leased senior living communities owned continuously since January 1, 2013.



MANAGED SENIOR LIVING COMMUNITIES CONSOLIDATED - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended		As of and For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Number of Properties [1]	46	44	46	44
Number of Units [1]	7,278	7,051	7,278	7,051
Occupancy	88.4%	87.7%	88.5%	87.4%
Average Monthly Rate	$4,162	$4,093	$ 4,179	$ 4,184
Average Monthly Rate % Growth	1.7%	--	(0.1%)	--
Residents Fees and Services	$80,445	$77,424	$ 318,184	$ 302,058
Property Operating Expenses	(62,352)	(59,863)	(245,093)	(233,711)
NOI [2]	$18,093	$17,561	$ 73,091	$ 68,347
NOI Margin % [3]	22.5%	22.7%	23.0%	22.6%
NOI % Growth	3.0%	--	6.9%	--

MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands, except average monthly rate)

	As of and For the Three Months Ended [4]		As of and For the Year Ended [5]	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Number of Properties	42	42	39	39
Number of Units	6,924	6,924	6,678	6,678
Occupancy	88.3%	87.8%	88.2%	87.3%
Average Monthly Rate	$4,174	$4,101	$ 4,225	$ 4,198
Average Monthly Rate % Growth	1.8%	--	0.6%	--
Residents Fees and Services	$78,289	$76,465	$ 303,076	$ 297,950
Property Operating Expenses	(60,708)	(59,164)	(233,489)	(230,657)
NOI [2]	$17,581	$17,301	$ 69,587	$ 67,293
NOI Margin % [3]	22.5%	22.6%	23.0%	22.6%
NOI % Growth	1.6%	--	3.4%	--

(1)   Includes only those managed senior living communities owned in the periods presented.
(2)   See Exhibits A-1, A-2, and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment.
(3)   NOI margin % is defined as NOI as a percentage of residents fees and services.
(4)   Consists of managed senior living communities owned continuously since October 1, 2013.
(5)   Consists of managed senior living communities owned continuously since January 1, 2013.



MOB PORTFOLIO CONSOLIDATED - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Number of Properties	98	96	98	96
Number of Buildings	122	119	122	119
Square Feet [2]	9,142	7,882	9,142	7,882
Occupancy [3]	95.9%	94.9%	95.9%	94.9%
Rental Income [4]	$79,452	$52,102	$278,041	$204,594
NOI [5]	$57,537	$34,985	$198,570	$138,427
Cash Basis NOI [5]	$53,791	$34,196	$187,681	$136,073
NOI Margin %	72.4%	67.1%	71.4%	67.7%
Cash Basis NOI Margin %	71.1%	66.6%	70.3%	67.3%
NOI % Growth	64.5%	--	43.4%	--
Cash Basis NOI Growth	57.3%	--	37.9%	--

MOB SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [6]		As of and For the Year Ended [7]	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Number of Properties	93	93	90	90
Number of Buildings	116	116	112	112
Square Feet [2]	7,818	7,818	7,495	7,495
Occupancy [3]	95.3%	95.0%	95.1%	94.7%
Rental Income [4]	$52,855	$52,050	$199,441	$197,494
NOI [5]	$35,905	$34,922	$134,014	$132,719
Cash Basis NOI [5]	$35,742	$34,135	$133,003	$130,691
NOI Margin %	67.9%	67.1%	67.2%	67.2%
Cash Basis NOI Margin %	67.8%	66.6%	67.0%	66.9%
NOI % Growth	2.8%	--	1.0%	--
Cash Basis NOI Growth	4.7%	--	1.8%	--

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made subsequent to those periods.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibits A-1, A-2, and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment.
(6) Consists of MOBs owned continuously since October 1, 2013.
(7) Consists of MOBs owned continuously since January 1, 2013.



MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended [1]				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Properties	98	98	98	96	96
Buildings	122	122	122	119	119
Total sq. ft. [2]	9,142	9,142	9,143	7,882	7,882
Occupancy [3]	95.9%	95.6%	95.6%	95.0%	94.9%
Leasing Activity (sq. ft.):					
New leases	50	25	36	37	39
Renewals	204	53	291	54	110
Total	254	78	327	91	149
Rent Rate on New and Renewed Leases					
New leases	$ 23.72	$ 36.48	$ 22.81	$ 22.89	$ 28.30
Renewals	$ 29.05	$ 38.37	$ 26.27	$ 40.33	$ 24.30
Average net annual rent	$ 28.01	$ 37.76	$ 25.88	$ 33.27	$ 25.35
Leasing Costs and Concession Commitments [4]:					
New leases	$ 2,556	$ 1,716	$ 1,565	$ 1,245	$ 1,187
Renewals	4,400	740	3,194	717	732
Total	$ 6,956	$ 2,456	$ 4,759	$ 1,962	$ 1,919
Leasing Costs and Concession Commitments per Sq. Ft. [4]:					
New leases	$ 51.12	$ 68.64	$ 43.47	$ 33.65	$ 30.44
Renewals	$ 21.57	$ 13.96	$ 10.98	$ 13.28	$ 6.65
All new and renewed leases	$ 27.39	$ 31.49	$ 14.55	$ 21.56	$ 12.88
Weighted Average Lease Term by Sq. Ft. (years) [5]:					
New leases	7.1	8.3	12.3	7.7	6.5
Renewals	7.4	5.4	5.8	5.0	3.7
All new and renewed leases	7.3	6.3	6.4	5.7	4.5
Leasing Costs and Concession Commitments per Sq. Ft. per Year [4]:					
New leases	$ 7.20	$ 8.27	$ 3.53	$ 4.37	$ 4.68
Renewals	$ 2.91	$ 2.59	$ 1.89	$ 2.66	$ 1.80
All new and renewed leases	$ 3.75	$ 5.00	$ 2.27	$ 3.78	$ 2.86

(1) Excludes properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(5) Weighted based on annualized rental income pursuant to existing leases as of December 31, 2014, including straight line rent adjustments, and estimated recurring expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the periods indicated.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT [1]

(dollars in thousands)

	Tenant	Facility Type	Annualized Rental Income 12/31/2014 [2]	% of Annualized Rental Income [2]	Expiration
1	Five Star	Senior living	$ 196,415	31.3%	2024 - 2032
2	Vertex Pharmaceuticals, Inc.	MOB	89,870	14.3%	2028
3	Aurora Health Care, Inc.	MOB	16,896	2.7%	2024
4	Sunrise Senior Living, Inc. / Marriott	Senior living	14,630	2.3%	2018
5	Cedars-Sinai Medical Center	MOB	11,528	1.8%	2015 - 2025
6	Life Time Fitness, Inc.	Wellness center	10,550	1.7%	2028
7	The Scripps Research Institute	MOB	10,164	1.6%	2019
8	Brookdale Senior Living, Inc.	Senior living	9,277	1.5%	2017
9	Reliant Medical Group, Inc.	MOB	7,661	1.2%	2019
10	Starmark Holdings, LLC (Wellbridge)	Wellness Center	7,303	1.2%	2023
	All Other Tenants [3]		253,820	40.4%	2015 - 2035
	Total Tenants		$ 628,114	100.0%	

(1) Excludes properties classified in discontinued operations.

(2) Annualized rental income is rents pursuant to existing leases as of December 31, 2014, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended December 31, 2014, annualized) from our managed senior living communities.

(3) Includes NOI (three months ended December 31, 2014, annualized) from our managed senior living communities.



PORTFOLIO LEASE EXPIRATION SCHEDULE [1]

(dollars in thousands)

	Annualized Rental Income [2]					
Year	Senior Living Communities [3]	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2015	$ 937	$ 22,064	$ -	$ 23,001	3.7%	3.7%
2016	-	21,136	-	21,136	3.4%	7.1%
2017	9,277	29,453	-	38,730	6.2%	13.3%
2018	14,630	24,844	-	39,474	6.3%	19.6%
2019	591	36,833	-	37,424	5.9%	25.5%
2020	-	19,377	-	19,377	3.1%	28.6%
2021	1,424	6,693	-	8,117	1.3%	29.9%
2022	-	7,564	-	7,564	1.2%	31.1%
2023	-	4,163	-	4,163	0.7%	31.8%
Thereafter [3]	277,112	134,163	17,853	429,128	68.2%	100.0%
Total	$ 303,971	$ 306,290	$ 17,853	$ 628,114	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 10.4 years

	Number of Living Units / Beds or Square Feet with Leases Expiring							
	Living Units / Beds			Square Feet				
Year	Senior Living Communities (Units / Beds) [4]	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2015	140	0.4%	0.4%	835,203	-	835,203	8.7%	8.7%
2016	-	0.0%	0.4%	874,940	-	874,940	9.1%	17.8%
2017	894	2.8%	3.2%	1,084,847	-	1,084,847	11.3%	29.1%
2018	1,619	5.2%	8.4%	742,389	-	742,389	7.8%	36.9%
2019	175	0.6%	9.0%	1,167,398	-	1,167,398	12.2%	49.1%
2020	-	0.0%	9.0%	881,102	-	881,102	9.2%	58.3%
2021	361	1.1%	10.1%	250,525	-	250,525	2.6%	60.9%
2022	-	0.0%	10.1%	256,480	-	256,480	2.7%	63.6%
2023	-	0.0%	10.1%	127,181	-	127,181	1.3%	64.9%
Thereafter [4]	28,225	89.9%	100.0%	2,542,342	812,000	3,354,342	35.1%	100.0%
Total	31,414	100.0%		8,762,407	812,000	9,574,407	100.0%	

(1) Excludes properties classified in discontinued operations.
(2) Annualized rental income is rents pursuant to existing leases as of December 31, 2014, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended December 31, 2014, annualized) from our managed senior living communities.
(3) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities and nursing homes. Includes NOI (three months ended December 31, 2014, annualized) from our managed senior living communities.
(4) Includes 7,278 living units leased to our TRSs.



Premier Residences of Plantation
8500 West Sunrise Boulevard, Plantation, FL
Independent Living Facility
Operator: Five Star Quality Care, Inc.
Living Units: 270

EXHIBITS

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]

(amounts appearing in the table below are in thousands)



EXHIBIT A-1

	For the Three Months Ended		For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Calculation of NOI and Cash Basis NOI[2]:				
Revenues:				
Rental income	$ 149,364	$ 122,912	$ 526,703	$ 459,380
Residents fees and services	80,445	77,424	318,184	302,058
Total revenues	229,809	200,336	844,887	761,438
Property operating expenses	84,268	76,985	324,564	299,878
Property net operating income (NOI):	145,541	123,351	520,323	461,560
Non cash straight line rent adjustments	(2,857)	(1,832)	(9,663)	(7,245)
Lease value amortization	(1,211)	863	(2,322)	3,555
Lease termination fees	-	(4)	-	(11)
Cash Basis NOI	$ 141,473	$ 122,378	$ 508,338	$ 457,859
Reconciliation of Cash Basis NOI to Net Income:				
Cash Basis NOI	$ 141,473	$ 122,378	$ 508,338	$ 457,859
Non cash straight line rent adjustments	2,857	1,832	9,663	7,245
Lease value amortization	1,211	(863)	2,322	(3,555)
Lease termination fees	-	4	-	11
Property NOI	145,541	123,351	520,323	461,560
Depreciation expense	(50,257)	(38,554)	(185,391)	(153,026)
General and administrative expense	(10,696)	(8,042)	(38,946)	(32,657)
Acquisition related costs	(1,957)	(788)	(4,607)	(3,378)
Impairment of assets	10	(2,314)	10	(7,989)
Operating income	82,641	73,653	291,389	264,510
Interest and other income	89	99	425	711
Interest expense	(35,901)	(29,284)	(135,114)	(117,819)
Loss on early extinguishment of debt	(12)	-	(12)	(797)
Income before income tax expense and				
equity in earnings of an investee	46,817	44,468	156,688	146,605
Income tax expense	(74)	(195)	(576)	(600)
Equity in earnings of an investee	28	115	87	334
Income from continuing operations	46,771	44,388	156,199	146,339
Discontinued operations				
(Loss) income from discontinued operations	(123)	1,281	1,362	5,043
Impairment of assets from discontinued operations	(4,260)	(9,714)	(4,377)	(37,610)
Income before gain on sale of properties	42,388	35,955	153,184	113,772
Gain on sale of properties	2,900	36,251	5,453	37,392
Net income	$ 45,288	$ 72,206	$ 158,637	$ 151,164

(1) Please see Exhibit D for a definition of NOI and Cash Basis NOI and reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2) Excludes properties classified in discontinued operations.



EXHIBIT A-2

Calculation and Reconciliation of Same Property Net Operating Income (NOI) and Same Property Cash Basis NOI by Segment [1]

(amounts appearing in the table below are in thousands)

	For the Three Months Ended December 31, 2014					For the Three Months Ended December 31, 2013				
Calculation of NOI to Same Property NOI [2]:	**Triple Net Leased Senior Living Communities [3]**	**Managed Senior Living Communities [4]**	**MOBs [5]**	**Non-Segment [6]**	**Total**	**Triple Net Leased Senior Living Communities [3]**	**Managed Senior Living Communities [4]**	**MOBs [5]**	**Non-Segment [6]**	**Total**
Rental income / residents fees and services	$ 65,394	$ 80,445	$ 79,452	$ 4,518	$ 229,809	$ 66,442	$ 77,424	$ 52,102	$ 4,368	$ 200,336
Property operating expenses	-	(62,352)	(21,916)	-	(84,268)	-	(59,863)	(17,122)	-	(76,985)
Property net operating income (NOI)	65,394	18,093	57,536	4,518	145,541	66,442	17,561	34,980	4,368	123,351
Less:										
NOI not included in same property	38	512	21,631	-	22,181	3,296	260	58	-	3,614
Same property NOI [7]	$ 65,356	$ 17,581	$ 35,905	$ 4,518	$ 123,360	$ 63,146	$ 17,301	$ 34,922	$ 4,368	$ 119,737
Same property NOI growth	3.5%	1.6%	2.8%	3.4%	3.0%	--	--	--	--	--
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:										
Same property NOI [7]	$ 65,356	$ 17,581	$ 35,905	$ 4,518	$ 123,360	$ 63,146	$ 17,301	$ 34,922	$ 4,368	$ 119,737
Less:										
Non cash straight line rent adjustments	129	-	918	138	1,185	(9)	-	1,701	138	1,830
Lease value amortization	-	-	(755)	55	(700)	-	-	(918)	55	(863)
Lease termination fees	-	-	-	-	-	-	-	4	-	4
	129	-	163	193	485	(9)	-	787	193	971
Same property cash basis NOI	$ 65,227	$ 17,581	$ 35,742	$ 4,325	$ 122,875	$ 63,155	$ 17,301	$ 34,135	$ 4,175	$ 118,766
Same property cash basis NOI growth	3.3%	1.6%	4.7%	3.6%	3.5%	--	--	--	--	--

(1) Please see Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as Exhibit D for a definition of NOI and Cash Basis NOI and reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2) Excludes properties classified in discontinued operations.

(3) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.

(4) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.

(5) Includes properties where medical related activities occur but where residential overnight stays and dining services are not provided.

(6) Includes the operating results of certain properties that offer fitness, wellness and spa services to members.

(7) Consists of properties owned continuously since October 1, 2013.



Calculation and Reconciliation of Same Property Net Operating Income (NOI) and Same Property Cash Basis NOI by Segment for the Year Ended December 31, 2014 and 2013

EXHIBIT A-3

Calculation and Reconciliation of Same Property Net Operating Income (NOI) and Same Property Cash Basis NOI by Segment [1]

(amounts appearing in the table below are in thousands)

	For the Year Ended December 31, 2014					For the Year Ended December 31, 2013				
Calculation of NOI to Same Property NOI [2]:	**Triple Net Leased Senior Living Communities [3]**	**Managed Senior Living Communities [4]**	**MOBs [5]**	**Non-Segment [6]**	**Total**	**Triple Net Leased Senior Living Communities [3]**	**Managed Senior Living Communities [4]**	**MOBs [5]**	**Non-Segment [6]**	**Total**
Rental income / residents fees and services	$ 230,718	$ 318,184	$ 278,041	$ 17,944	$ 844,887	$ 237,209	$ 302,058	$ 204,594	$ 17,577	$ 761,438
Property operating expenses	-	(245,093)	(79,471)	-	(324,564)	-	(233,711)	(66,167)	-	(299,878)
Property net operating income (NOI)	230,718	73,091	198,570	17,944	520,323	237,209	68,347	138,427	17,577	461,560
Less:										
NOI not included in same property	2,775	3,504	64,556	-	70,835	14,861	1,054	5,708	-	21,623
Same property NOI [7]	$ 227,943	$ 69,587	$ 134,014	$ 17,944	$ 449,488	$ 222,348	$ 67,293	$ 132,719	$ 17,577	$ 439,937
Same property NOI growth	2.5%	3.4%	1.0%	2.1%	2.2%	--	--	--	--	--
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:										
Same property NOI [7]	$ 227,943	$ 69,587	$ 134,014	$ 17,944	$ 449,488	$ 222,348	$ 67,293	$ 132,719	$ 17,577	$ 439,937
Less:										
Non cash straight line rent adjustments										
Lease value amortization	280	-	3,810	550	4,640	(104)	-	5,689	1,129	6,714
Lease termination fees	-	-	(2,799)	221	(2,578)	-	-	(3,672)	221	(3,451)
	-	-	-	-	-	-	-	11	-	11
Same property cash basis NOI	280	-	1,011	771	2,062	(104)	-	2,028	1,350	3,274
Same property cash basis NOI growth	$ 227,663	$ 69,587	$ 133,003	$ 17,173	$ 447,426	$ 222,452	$ 67,293	$ 130,691	$ 16,227	$ 436,663
	2.3%	3.4%	1.8%	5.8%	2.5%	--	--	--	--	--

(1) Please see Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as Exhibit D for a definition of NOI and Cash Basis NOI and reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.
(2) Excludes properties classified in discontinued operations.
(3) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.
(4) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.
(5) Includes properties where medical related activities occur but where residential overnight stays and dining services are not provided.
(6) Includes the operating results of certain properties that offer fitness, wellness and spa services to members.
(7) Consists of properties owned continuously since January 1, 2013.



CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA [1]

(dollars appearing in the table below are in thousands)

EXHIBIT B

	For the Three Months Ended		For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Net income	$ 45,288	$ 72,206	$ 158,637	$ 151,164
Interest expense	35,901	29,284	135,114	117,819
Income tax expense	74	195	576	600
Depreciation expense from continuing operations	50,257	38,554	185,391	153,026
Depreciation expense from discontinued operations	-	-	-	799
EBITDA	131,520	140,239	479,718	423,408
General and administrative expense paid in common shares [2]	1,309	470	4,994	2,032
Acquisition related costs from continuing operations	1,957	788	4,607	3,378
Impairment of assets from continuing operations	(10)	2,314	(10)	7,989
Loss on early extinguishment of debt from continuing operations	12	-	12	797
Gain on sale of properties	(2,900)	(36,251)	(5,453)	(37,392)
Impairment of assets from discontinued operations	4,260	9,714	4,377	37,610
Estimated percentage rent adjustment [3]	(7,600)	(6,800)	-	-
Adjusted EBITDA	$ 128,548	$ 110,474	$ 488,245	$ 437,822

(1) Please see Exhibit D for a definition of EBITDA and Adjusted EBITDA and reasons why management believes they are appropriate supplemental measures.

(2) Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts included during the first three quarters.



EXHIBIT C

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1]

(amounts appearing in the table below are in thousands, except per share data)

	For the Three Months Ended				For the Year Ended			
	12/31/2014		12/31/2013		12/31/2014		12/31/2013	
Net income	$	45,288	$	72,206	$	158,637	$	151,164
Depreciation expense from continuing operations		50,257		38,554		185,391		153,026
Depreciation expense from discontinued operations		-		-		-		799
Gain on sale of properties		(2,900)		(36,251)		(5,453)		(37,392)
Impairment of assets from continuing operations		(10)		2,314		(10)		7,989
Impairment of assets from discontinued operations		4,260		9,714		4,377		37,610
FFO		96,895		86,537		342,942		313,196
Estimated business management incentive fees [2]		-		-		-		75
Acquisition related costs from continuing operations		1,957		788		4,607		3,378
Loss on early extinguishment of debt		12		-		12		797
Estimated percentage rent adjustment [3]		(7,600)		(6,800)		-		-
Normalized FFO	$	91,264	$	80,525	$	347,561	$	317,446
Weighted average common shares outstanding (basic)		203,742		188,017		198,868		187,271
Weighted average common shares outstanding (diluted)		203,754		188,168		198,894		187,414
FFO per common share (basic and diluted)	$	0.48	$	0.46	$	1.72	$	1.67
Normalized FFO per common share (basic and diluted)	$	0.45	$	0.43	$	1.75	$	1.69

(1) Please see Exhibit D for a definition of FFO and Normalized FFO and reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2) Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated: (i) prior to 2014 based upon increases in Normalized FFO per share, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES



EXHIBIT D

NOI and Cash Basis NOI

The calculation of NOI and Cash Basis NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. We calculate NOI and Cash Basis NOI as shown in Exhibit A-1, and exclude properties classified as discontinued operations. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI less non cash straight line rent adjustments, lease value amortization and lease termination fees, if any. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because these measures reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP, include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter they are recognized as expense in accordance with GAAP and exclude acquisition related costs, gain or loss on early extinguishment of debt, gain or loss on lease terminations and loss on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement, term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.